                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:    August 31, 1991
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response....14.90
                                                   ---------------------------


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     14    )<F*>
                                         ----------


                           GRAYBAR ELECTRIC COMPANY, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, par value $1.00 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
                      ------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)               Page 1 of 15

-------------------------                           -------------------------
 CUSIP NO.     None                   13G            Page   2  of  15  Pages
           -------------                                  -----  ------
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C. L. Hall
           ###-##-####
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) /X/
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF           -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH             4,215,983
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                      4,914
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                      -0-
-----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,215,983
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>


-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       94.5%
-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F*>

       IN
-----------------------------------------------------------------------------
[FN]
                    <F*>SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                           -------------------------
 CUSIP NO.     None                   13G            Page   3  of  15  Pages
           -------------                                  -----  ------
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           R. H. Haney
           ###-##-####
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) /X/
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF           -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH             4,215,983
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                      3,869
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                      -0-
-----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,215,983
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>


-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       94.5%
-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F*>

       IN
-----------------------------------------------------------------------------
[FN]
                    <F*>SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                           -------------------------
 CUSIP NO.     None                   13G            Page   4  of  15  Pages
           -------------                                  -----  ------
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           G. W. Harper
           ###-##-####
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) /X/
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF           -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH             4,215,983
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                      4,260
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                      -0-
-----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,215,983
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>


-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       94.5%
-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F*>

       IN
-----------------------------------------------------------------------------
[FN]
                    <F*>SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                           -------------------------
 CUSIP NO.     None                   13G            Page   5  of  15  Pages
           -------------                                  -----  ------
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           R. L. Mygrant
           ###-##-####
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) /X/
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF           -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH             4,215,983
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                     4,140
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                      -0-
-----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,215,983
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>


-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       94.5%
-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F*>

       IN
-----------------------------------------------------------------------------
[FN]
                    <F*>SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                           -------------------------
 CUSIP NO.     None                   13G            Page   6  of  15  Pages
           -------------                                  -----  ------
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           R. D. Offenbacher
           ###-##-####
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) /X/
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF           -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH             4,215,983
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                      2,743
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                      -0-
-----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,215,983
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>


-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       94.5%
-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F*>

       IN
-----------------------------------------------------------------------------
[FN]
                    <F*>SEE INSTRUCTION BEFORE FILLING OUT!

                                                      Page 7 of 15 pages



Item 1(a)   Name of Issuer:
---------   --------------

            Graybar Electric Company, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

            34 North Meramec Avenue
            P.O. Box 7231
            St. Louis, Missouri  63177

Item 2(a)   Name of Person Filing:
---------   ---------------------

            Pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, this Amendment No. 14 to Schedule 13G is being filed on behalf of the following persons as Voting
Trustees of the Voting Trust established by a Voting Trust
Agreement dated as of April 15, 1987 (the "Voting Trust"):

            (i)   C. L. Hall

           (ii)   R. H. Haney

          (iii)   G. W. Harper

           (iv)   R. L. Mygrant

            (v)   R. D. Offenbacher

            Attached hereto as Exhibit A is the agreement in writing of each of the above that this Amendment No. 14 to Schedule 13G is filed on behalf of each of them.

Item 2(b)   Address of Principal Business Office or, if none, Residence:
---------   -----------------------------------------------------------

            (i) The principal business office of Messrs. Hall, Haney, Harper, Mygrant and Offenbacher is:

                        c/o Graybar Electric Company, Inc.
                        34 North Meramec Avenue
                        P.O. Box 7231
                        St. Louis, Missouri  63177

                                                      Page 8 of 15 pages




Item 2(c)   Citizenship:
---------   -----------

            All persons named in response to Item 2(a) are citizens of the United States of America.


Item 2(d)   Title of Class of Securities:
---------   ----------------------------

            Common Stock, par value $1.00 per share.


Item 2(e)   CUSIP Number:
---------   ------------

            None  -  not publicly traded.


Item 3      Not Applicable.
------      --------------


Item 4      Ownership:
------      ---------

            (a)  Amount Beneficially Owned:

            At December 31, 1995, 4,215,983 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Graybar Electric Company, Inc. ("Graybar") had been deposited in the Voting Trust.

                                                      Page 9 of 15 pages

            The following table shows the beneficial ownership of Voting Trust Certificates representing shares of Common Stock owned at December 31, 1995 by the persons named in response to Item 2(a):

                   Name                   Number of Shares
            -----------------             ----------------

            C. L. Hall                           4,914
            R. H. Haney                          3,869
            G. W. Harper                         4,260
            R. L. Mygrant                        4,140
            R. D. Offenbacher                    2,743

            (b)   Percent of Class:

            The shares of Common Stock described in response to Item 4(a) amounted to approximately 95% of the outstanding shares of Common Stock on December 31, 1995.

            (c) The following table sets forth, as of December 31, 1995, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, or (iv) shared power to dispose or to direct the disposition of:

                                                           Power to dispose
                               Power to vote or to         or to direct the
                               direct the vote<F*>          disposition of
                               -------------------         ----------------
             Name              Sole       Shared           Sole      Shared
      -----------------        ----       ------           ----      ------

      C. L. Hall               -0-       4,215,983         4,914      -0-
      R. H. Haney              -0-       4,215,983         3,869      -0-
      G. W. Harper             -0-       4,215,983         4,260      -0-
      R. L. Mygrant            -0-       4,215,983         4,140      -0-
      R. D. Offenbacher        -0-       4,215,983         2,743      -0-

--------------------
          <F*>The Voting Trustees may not, without the consent of the holders of Voting Trust Certificates representing at least 75% of the aggregate number of shares of Common Stock then deposited in the Voting Trust, vote on or consent to the merger or consolidation of Graybar into another corporation, the sale of all or substantially all of Graybar's assets or the liquidation and dissolution of Graybar.

                                                      Page 10 of 15 pages


Item 5      Ownership of Five Percent or Less of a Class.
------      --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( ).

Item 6      Ownership of More than Five Percent on Behalf of Another Person.
------      ---------------------------------------------------------------

            All dividends payable with respect to shares of Common Stock deposited in the Voting Trust are payable to the Voting Trustees as the owners of record of such shares. The Voting Trustees are authorized to retain, subject to the terms of the Voting Trust Agreement, any shares of Common Stock received as a stock dividend, and to deliver to each holder of a Voting Trust Certificate representing shares of Common Stock on which such stock dividend shall have been paid an additional Voting Trust Certificate for the number of shares received as a dividend with respect to such Common Stock. The Voting Trustees pay or cause to be paid to the holders of Voting Trust Certificates an amount equal to any cash dividends and any distribution paid other than in cash or Common Stock. The Voting Trustees have no power to direct the sale or to receive the proceeds of a sale of the Common Stock deposited in the Voting Trust, such power being in the holders of the Voting Trust Certificates issued in respect of such shares of Common Stock.

Item 7      Identification and Classification of the Subsidiary Which
------      ---------------------------------------------------------
            Acquired the Security Being Reported on By the Parent
            -----------------------------------------------------
            Holding Company.
            ---------------

            Not applicable.

Item 8      Identification and Classification of Members of the Group.
------      ---------------------------------------------------------

            Not applicable.

Item 9      Notice of Dissolution of Group.
------      ------------------------------

            Not applicable.

Item 10     Certification.
-------     -------------

            Not applicable.

                                                      Page 11 of 15 pages



Signature
---------

            After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1996


                                                       /S/ C. L. HALL
                                                 --------------------------
                                                         C. L. Hall






                              EXHIBIT A
                              ---------

            The persons named below hereby agree to file one Amendment No. 14 to Schedule 13G to report ownership as of December 31, 1995 of Common Stock of Graybar Electric Company, Inc., and agree that the Amendment No. 14 to Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.



                    /S/ C. L. HALL
              -------------------------          -------------------------
                     C. L. Hall                          R. H. Haney



               ------------------------          -------------------------
                     G. W. Harper                        R. L. Mygrant



                             -------------------------
                                 R. D. Offenbacher

                                                      Page 12 of 15 pages




Signature
---------

            After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1996

                                                      /S/ R. H. HANEY
                                                 -------------------------
                                                        R. H. Haney






                               EXHIBIT A
                               ---------

            The persons named below hereby agree to file one Amendment No. 14 to Schedule 13G to report ownership as of December 31, 1995 of Common Stock of Graybar Electric Company, Inc., and agree that the Amendment No. 14 to Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.



                                                       /S/ R. H. HANEY
              -------------------------          -------------------------
                      C. L. Hall                         R. H. Haney




              -------------------------          -------------------------
                     G. W. Harper                       R. L. Mygrant



                             ---------------------------
                                   R. D. Offenbacher

                                                      Page 13 of 15 pages




Signature
---------

            After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1996


                                                       /S/ G. W. HARPER
                                                 -------------------------
                                                         G. W. Harper






                            EXHIBIT A
                            ---------

            The persons named below hereby agree to file one Amendment No. 14 to Schedule 13G to report ownership as of December 31, 1995 of Common Stock of Graybar Electric Company, Inc., and agree that the Amendment No. 14 to Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.




              -------------------------          -------------------------
                      C. L. Hall                          R. H. Haney



                   /S/ G. W. HARPER
              -------------------------          -------------------------
                     G. W. Harper                        R. L. Mygrant



                             --------------------------
                                  R. D. Offenbacher

                                                      Page 14 of 15 pages




Signature
---------

            After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1996


                                                      /S/ R. L. MYGRANT
                                                 --------------------------
                                                         R. L. Mygrant






                             EXHIBIT A
                             ---------

            The persons named below hereby agree to file one Amendment No. 14 to Schedule 13G to report ownership as of December 31, 1995 of Common Stock of Graybar Electric Company, Inc., and agree that the Amendment No. 14 to Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.




              -------------------------          -------------------------
                      C. L. Hall                        R. H. Haney



                                                      /S/ R. L. MYGRANT
              -------------------------          -------------------------
                     G. W. Harper                       R. L. Mygrant



                             --------------------------
                                  R. D. Offenbacher

                                                      Page 15 of 15 pages




Signature
---------

            After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1996


                                                    /S/ R. D. OFFENBACHER
                                                 -------------------------
                                                      R. D. Offenbacher






                              EXHIBIT A
                              ---------

            The persons named below hereby agree to file one Amendment No. 14 to Schedule 13G to report ownership as of December 31, 1995 of Common Stock of Graybar Electric Company, Inc., and agree that the Amendment No. 14 to Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.




              -------------------------          -------------------------
                      C. L. Hall                          R. H. Haney




              -------------------------          -------------------------
                     G. W. Harper                        R. L. Mygrant


                                 /S/ R. D. OFFENBACHER
                             ---------------------------
                                   R. D. Offenbacher